FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – MARCH 12, 2008

BAYTEX ENERGY TRUST ANNOUNCES INCREASE IN DISTRIBUTION

CALGARY, ALBERTA (March 12, 2008) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that our Board of Directors has approved an 11.1% increase in our monthly distributions to unitholders from $0.18 per unit to $0.20 per unit. This increase will apply to the distributions in respect of March 2008 operations, which is scheduled to be paid on April 15, 2008 to unitholders of record on March 31, 2008. The ex-distribution date is March 27, 2008.

It is Baytex’s strategy to achieve long-term sustainability and deliver consistent returns to our unitholders. This increase in cash distributions, the second since our inception in 2003 without any such decrease in this period, reflects our continued strong operating and financial performance as well as the improving underlying fundamentals of our business. Since our last significant asset acquisition and associated equity financing completed at the end of June 2007, our monthly cash distributions of $0.18 per unit represent payout ratios of 44% net of our Distribution Reinvestment Plan (“DRIP”) and 52% before DRIP during the second half of 2007. Commodity prices to-date in 2008 compare favourably to those in the second half of 2007 and Baytex is pleased to share the benefit of the present operating environment directly with our investors. Current outlook for 2008 is for our cash flow to be sufficient to fully fund our distributions at the increased level as well as our planned capital expenditures.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.  All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:
Baytex Energy Trust

Ray Chan, Chief Executive Officer                                                                                                Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer                                                                                  Telephone: (403) 538-3639
Erin Hurst, Investor Relations                                                                                                       Telephone: (403) 538-3681
Kathy Robertson, Investor Relations                                                                                          Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca